UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-51582

HERCULES OFFSHORE, INC.

(Exact name of registrant as specified in its charter)

9 Greenway Plaza, Suite 2200

Houston, Texas 77046

(713) 350-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants to purchase Common Stock, $0.01 par value per share, exercisable on or before November 8, 20211

(Title of each class of securities covered by this Form)

Common Stock, par value $0.012

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, Hercules Offshore, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HERCULES OFFSHORE, INC.

Date: December 2, 2016	By:	/s/ Beau M. Thompson
	Name:	Beau M. Thompson
	Title:	Senior Vice President, General Counsel and Secretary

[1]	Warrants relate to the New Common Stock (as defined below).
[2]	Relates to the common stock, par value $0.01 per share (the “New Common Stock”), that was registered with the Securities and Exchange Commission on November 6, 2015 after the cancellation of Hercules Offshore, Inc.’s previous common stock.